

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Gordon S. Weber
Senior Vice President, General Counsel and Secretary
Surmodics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

> **Re: Surmodics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2020**
> **File No. 333-238611**

Dear Mr. Weber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brandon C. Mason